UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-32371

SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Rd, Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Notice of Special Meeting of Shareholders

On May 19, 2025, Sinovac Biotech Ltd. disseminated a notice of a special meeting of shareholders (the “Notice”) to valid shareholders of record as of May 19, 2025. A form of the Notice is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Chiang Li
Name:	Dr. Chiang Li
Title:	Chairman of the Board of Directors

Dated: May 20, 2025

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Form of Notice of Special Meeting of Shareholders